Exhibit 99.27

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

June 6, 2011

U.S. 20-F Registration:  000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange:  DFL

CREAM MINERALS REPORTS ASSAY RESULTS FOR THE

NUEVO MILENIO SILVER – GOLD PROJECT, MEXICO

Vancouver, BC – June 6, 2011 - Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”) is pleased to announce receipt of assay’s from seven in-fill drill holes on the Veta Tomas structure.  A total of thirteen drill holes have been completed on the Veta Tomas structure with six results pending.  The Company is pleased to note confirmation of the structures continuity.

As of May 15, 2011, 38 holes have been drilled and the samples shipped for assay.  This represents 7,500 metres of the present 10,000 metre program which is well ahead of schedule. Widths reported in this news release represent drill intercepts and are not true widths. The Company is pleased to announce that the option for a second 10,000 metres of drilling has been exercised.

ASSAY RESULTS

Highlights:

VT – 06 - 11; 0.715 g/t Au and 144.95 Ag g/t Ag over 12.3 metres including, 1.746 g/t Au and 374.10 g/t Ag over 4.58 metres, and,

VT – 08 - 11; 0.722 g/t Au and 168.80 g/t Ag over 7.61 metres including, 0.906 g/t Au and 248.63 g/t Ag over 4.08 metres.

Section 13:  VT - 01 - 11

VT-01-11	Sample #	From m	To m	Width m	ft	Au g/t	Ag g/t
Weighted average	51195 - 97	110.21	114.00	4.34	14.2352	1.010	43.39
including	51195 - 96	110.21	112.32	1.82	5.9696	2.110	90.32
including	51196	111.03	112.32	1.29	4.2312	2.415	114.1

Section 14a:  VT - 02 - 11

VT-02-11	Sample #	From m	To m	Width m	ft	Au g/t	Ag g/t
breccia fault Vein	51248	37.50	37.76	0.26	0.8528	0.016	17.40
breccia fault Vein	51249	37.76	40.66	2.90	9.512	0.182	16.10
breccia fault Vein	51250	40.66	41.96	1.30	4.264	0.151	9.40
Weighted Average	521248 -50	37.50	41.96	4.46	14.93	0.163	14.22

Section 14c:  VT - 03 - 11

VT - 03-11	Sample No.	From m	To m	Width m	ft	Au g/t	Ag g/t
weighted Average	51306 - 11	142.56	151.28	8.72	28.60	0.594	90.77
including	51307-10	144.05	149.28	4.38	14.38	1.139	164.94
including	51307-09	144.05	147.28	3.23	10.59	1.316	199.18
including	51308-09	145.16	147.28	2.12	6.95	1.813	256.45
including	51308	147.28	146.27	1.01	3.31	1.614	367.50

Section 14 b: VT - 04 - 11

VT – 04-11	Sample	From m	To m	Width m	ft	Au g/t	Ag g/t
weighted average	51410 - 14	122.17	125.89	3.72	12.20	0.218	41.11
including	51410 - 13	122.17	124.84	2.67	8.76	0.285	56.57
including	51410	122.17	122.54	0.37	1.21	0.917	182.00
including	51412	122.54	123.50	0.96	3.15	0.584	111.00

Section 16:  VT - 05 - 11

VT – 05 -11	Sample No.	From m	To m	Width m	ft	Au g/t	Ag g/t
Fault qtz vein	51453	40.63	41.72	1.09	3.58	0.037	51.30
Fault quartz breccia	51458	46.17	47.02	0.85	2.79	0.368	150.70

Section 16: VT - 06 - 11

VT-06-11	Sample #	From m	To m	Width m	ft	Au g/t	Ag g/t
weighted Average	51512 - 19	90.37	102.50	12.13	39.78	0.715	144.95
including	51512 - 17	90.37	99.83	9.46	31.03	0.917	185.58
including	51514 -17	94.21	99.83	5.62	18.43	1.470	311.53
including	51515 - 17	95.25	99.83	4.58	15.02	1.746	374.10
including	51514 -16	94.21	98.13	3.92	12.86	2.052	434.97
including	51515 - 16	95.25	98.13	2.88	9.45	2.703	579.05
including	51515	98.13	97.26	0.87	2.85	3.673	776.70

Section 15b: VT - 08 - 11

VT 08 -11:	Sample #	From m	To m	Width m	ft	Au g/t	Ag g/t
weighted average	51606 - 12	107.38	114.99	7.61	24.96	0.722	168.80
including	51607 - 12	108.64	114.99	6.35	20.83	0.865	202.29
including	51609 - 12	110.91	114.99	4.08	13.38	0.906	248.63
including	51610 - 11	112.06	114.73	2.67	8.76	1.124	358.06
including	51610	112.06	113.39	1.33	4.36	0.894	249.50
including	51611	113.39	114.73	1.34	4.40	1.352	465.80

ABOUT THE 2011 DRILL PROGRAM

The 2011 drilling program is comprised of 10,000 metres with an option for an additional 10,000 metres. The majority of the initial 10,000 metres is comprised of in-fill drilling intended to accumulate sufficient data to upgrade the Inferred Mineral Resource. In addition at Once Bocas, drilling will be conducted to define the 100 metre wide quartz vein/quartz stockwork zone including in-fill drilling to delineate the potential of the higher grade vein structures at depth. Some step out drilling will be conducted to test known extensions of Once Bocas North, Once Bocas South, Chacuaco and Cafetel’s open pit and underground potential.

Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises exploration programs on the Nuevo Milenio Project. He is responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of National Instrument NI 43-101.

Cream Minerals is a silver-gold exploration company. The Company’s flag ship project is the Nuevo Milenio silver – gold project in Nayarit State Mexico.  To learn more about Cream Minerals please click here www.creamminerals.com

For further information, please contact:

Frank A Lang, BA, MA P.Eng.

Chairman

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities regulations and including "forwarding-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This forward-looking information is made as of the date of this News Release and except as required under applicable securities legislation, the Company does not intend and does not assume any obligation to update this forward-looking information.  Forward looking information is based on management's current expectations and beliefs and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking information in this News Release includes, but is not limited to the planned drilling program on the Nuevo Milenio project and the Nuevo Milenio project’s estimated mineral resource.  Forward-looking information is based on a number of assumptions which management believes are reasonable including that equipment, personnel and approvals will be available when required to complete the planned drilling program, that no disruption to the program will occur as a result of breakdown, labour disputes, or natural hazards, that the assumptions underlying the inferred resources estimate are valid, including but not limited to the projected future prices of silver and gold, continuity of mineralization and grades, and expected recovery methods and rates.  Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials are more than expected, that the future price of silver and/ or gold will differ materially from those implied or estimated, that Canadian / US dollar exchange rates vary in a manner that has a negative effect on the resource estimate, unanticipated delays in obtaining governmental approvals or required financing; that changes in project parameters result in increased costs, of unexpected variations in mineralization, grade or recovery rate and other factors on which the mineral resource estimate is based, of failure of equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mineral exploration and development; a deterioration in general economic conditions; and changes in laws, rules and regulations applicable to Cream and the Nuevo Milenio project.

CAUTIONARY NOTE TO U.S. READERS REGARDING MINERAL RESOURCES

The United States Securities and Exchange Commission ("SEC") allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company uses certain terms in this document, such as "mineral resources", and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.  U.S readers are cautioned that while the term ‘inferred resource’ is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.